Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners	42/F, EDINBURGH TOWER, THE LANDMARK	Affiliate Offices
Geoffrey Chan *	15 QUEEN’S ROAD CENTRAL, HONG KONG	------------
Shu Du *	_______	Boston
Andrew L. Foster *		Chicago
Chi T. Steve Kwok *	TEL: (852) 3740-4700	Houston
Haiping Li *	FAX: (852) 3740-4727	Los angeles
Rory McAlpine ♦	www.skadden.com	New york
Jonathan B. Stone *		Palo Alto
Paloma P. Wang ♦		Washington, D.C.
Friven Yeoh ♦		Wilmington
♦(Also Admitted In England & Wales)		------------
* (also Admitted In New York)		Abu Dhabi
Beijing
Registered Foreign Lawyer		Brussels
Yuting Wu (New York)		Frankfurt
London
Munich
Paris
São Paulo
Seoul
Singapore
Tokyo
Toronto

June 9, 2025

VIA EDGAR

Mr. Robert Littlepage
Ms. Claire DeLabar
Mr. Mitchell Austin
Ms. Charli Wilson
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Yimutian Inc. (CIK No. 0001991605) Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on February 7, 2024

Dear Mr. Littlepage, Ms. DeLabar, Mr. Austin, and Ms. Wilson:

On behalf of our client, Yimutian Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 26, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 7, 2024 (the “Draft Registration Statement”).

U.S. Securities and Exchange Commission

June 9, 2025

Concurrently with the submission of this letter, the Company is filing the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission. In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Comments in Letter Dated February 26, 2024

Amendment No. 1 to Draft Registration Statement to Form F-1 submitted February 7, 2024

Prospectus Summary

Who Are We, page 1

1.	We note your reliance on open source and third-party models for your various aspects of your business (e.g., collection of supply information, customer service, and demand). Please include a risk factor addressing the risk to your business, financial results and operations associated with your reliance on open-source and third party models.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Registration Statement.

Contractual Arrangements and Corporate Structure, page 9

2.	Please revise your disclosure here and on page 94 to remove all references to “direct ownership” to remove any inference that the Company has direct ownership of the contractual arrangements with the VIE.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 87 of the Registration Statement.

U.S. Securities and Exchange Commission

June 9, 2025

Business

Our Strengths, page 123

3.	Please remove the term “indisputable” from the title of this section, as your position as the “largest agricultural B2B platform in mainland China” is able to be challenged or contested.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 112 of the Registration Statement.

Financial Statements, page F-1

4.	Please include unaudited interim financial statements for at least the first six months of fiscal 2023 and 2022 in the filing since the effectiveness of the registration statement is more than 9 months after the last audited financial year. Please also revise the financial information and MD&A accordingly.

The Staff’s comment is duly noted. The Company has included the audited consolidated financial statements as of and for the years ended December 31, 2023 and 2024 in the Registration Statement and revised the financial information and MD&A accordingly. As such, the Company has not included unaudited interim financial statements for the first six months of fiscal 2023 and 2022 in the Registration Statement. The Company expects to include interim financial statements of fiscal year 2025 as appropriate in a subsequent filing.

Note 22. Subsequent Events, page F-47

5.	Please expand the disclosure to include the amount of the share-based compensation and deemed dividend to be recognized in December 2023.

The Company has disclosed the amount of the share-based compensation and deemed dividend in its 2023 full year consolidated financial statements on pages F-5 and F-7 of the Registration Statement.

*           *           *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Mr. Jinhong Deng, Chief Executive Officer, Yimutian Inc.

Mr. Shijie Chen, Chief Financial Officer, Yimutian Inc.

Ms. Dan Ouyang, Esq., Partner, Baker McKenzie LLP